UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TODOS MEDICAL LTD.
(Name of Issuer)

ORDINARY SHARES OF NIS 0.01 PAR VALUE EACH
(Title of Class of Securities)

M8790Y108
(CUSIP Number)

September 1, 2021
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M8790Y108

1.	NAMES OF REPORTING PERSONS Leonite Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 67,418,411
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 67,418,411
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,418,411
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.50%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	Based on 793,252,325 ordinary shares of the Issuer outstanding as of September 10, 2021, according to otcmarkets.com.

CUSIP No.	M8790Y108

1.	NAMES OF REPORTING PERSONS Leonite Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 67,418,411
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 67,418,411
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,418,411
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.50%(1)
12.	TYPE OF REPORTING PERSON PN

(2)	Based on 793,252,325 ordinary shares of the Issuer outstanding as of September 10, 2021, according to otcmarkets.com.

CUSIP No.	M8790Y108

1.	NAMES OF REPORTING PERSONS Avi Geller
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 67,418,411
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 67,418,411
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,418,411
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.50%(1)
12.	TYPE OF REPORTING PERSON IN

(1)	Based on 793,252,325 ordinary shares of the Issuer outstanding as of September 10, 2021, according to otcmarkets.com.

CUSIP No.	M8790Y108

Item 1.

(a)	Name of Issuer: Todos Medical Ltd.

(b)	Address of Issuer’s principal executive offices: 121 Derech Menachem Begin, 30th Floor, Tel Aviv, 6701203 Israel

Item 2.

(a)

Name of person filing:

This statement is being jointly filed by Leonite Fund I, LP, a Delaware limited partnership (“Leonite Fund”), Leonite Advisors LLC, a Delaware limited liability company (“Leonite Advisors”), and Avi Geller, an individual (each, a “Reporting Person”).

(b)	Address of the principal business office or, if none, residence: The principal business address of each Reporting Person is 1 Hillcrest Center Dr, Suite 232, Spring Valley, NY 10977.

(c)	Citizenship: Leonite Fund is a Delaware limited partnership Leonite Advisors is a Delaware limited liability company Mr. Geller is a United States citizen.

(d)	Title of class of securities: Ordinary Shares of NIS 0.01 Par Value Each

(e)	CUSIP No.: M8790Y108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	M8790Y108

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Leonite Fund directly owns 67,418,411 ordinary shares of the Issuer. Leonite Advisors is the Manager of Leonite Fund and may be deemed to be the beneficial owner of securities held by it. Mr. Geller is the Managing Member of Leonite Advisors and may be deemed to be the beneficial owner of securities held by it. As a result, each of Leonite Advisors and Mr. Geller may be deemed to be an indirect beneficial owner of the shares held directly by Leonite Fund. Mr. Geller disclaims beneficial ownership in such shares, except to the extent of his pecuniary interest therein.

(b)

Percent of class:

The 67,418,411 ordinary shares represent approximately 8.50% of the Issuer’s outstanding ordinary shares based on 793,252,325 ordinary shares outstanding as of September 3, 2021, according to otcmarkets.com.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	67,418,411
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	67,418,411

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each Reporting Person.

CUSIP No.	M8790Y108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2021	Leonite Fund I, LP
By: Leonite Advisors LLC, its Manager

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	Managing Member

Leonite Advisors LLC

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	Managing Member

/s/ Avi Geller
Avi Geller